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                              January 25, 2023

       R. Steven Hamner
       Chief Financial Officer
       Medical Properties Trust, Inc.
       MPT Operating Partnership, L.P.
       1000 Urban Center Drive, Suite 501
       Birmingham, AL 35242

                                                        Re: Medical Properties
Trust, Inc.
                                                            MPT Operating
Partnership, L.P.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-32559

       Dear R. Steven Hamner:

              We have reviewed your November 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 19, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       Significant Tenants, page 12

   1. We note your response to our comment 1. Please tell us how you determined it was unnecessary to consider
loans, equity method investments and equity investments in your assessment of whether
or not you have a substantial asset concentration with respect to
                                                        Steward. In addition,
please tell us what qualitative factors you considered in your determination to not
provide Steward's financial statements.
   2. Please tell us the name of the guarantor entity or entities and the terms of any guarantees related to the master
lease agreement and any loan agreements with Steward affiliates.
 R. Steven Hamner
Medical Properties Trust, Inc.
January 25, 2023
Page 2
       Also, please summarize the key terms of any cross collateralization and default provisions for each of these agreements. Finally, with respect to your holding of a 9.9%
       equity investment in Steward and your loan agreements with Steward, tell us if there are any agreements with underlying put or call provisions or other provisions that expose you to further investment in Steward or to provide further financing to Steward. To the extent such provisions exist, please provide a basic discussion of such provisions.
3. Please tell us if you expect to file financial statements of Steward with your Form 10-
       K for the year ended December 31, 2022. Please address your expected total asset concentration with Steward from all of your arrangements (i.e. master lease, loan, equity method investment and equity investment) on a combined basis in your response and specifically tell us how you considered any guarantees and cross collateralization and default provisions addressed in response to the above comment in your analysis.
4. We note your response to our comment 2 and your proposed revisions to your filing. In light of the adjustments to the individual operator line items, please tell us how you determined it was not necessary to also present a separate table for Gross Assets by
       Operator on an actual basis.
5. We note your response to our comment 2 and your proposed revisions to your filing. To the extent you have adjustments to any individual line items within the adjusted gross assets by operator table, please confirm that you will also expand your disclosure in future filings to provide more quantitative and qualitative information about any such adjustments immediately below the adjusted gross assets by operator table.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameR. Steven Hamner
                                                             Division of
Corporation Finance
Comapany NameMedical Properties Trust, Inc.
                                                             Office of Real
Estate & Construction
January 25, 2023 Page 2
cc:       Kevin Hanna
FirstName LastName